Exhibit 4.42

BONDS ISSUE AGREEMENT

By and between

Biophytis S.A.

as Issuer

and

Kreos Capital VI (UK) LTD.

as Subscriber

19 November 2021

Table of contents

1.	Definitions and interpretation	4
2.	Issue and subscription	7
3.	Purpose of the Issue	8
4.	Ranking	8
5.	Interest	9
6.	Repayment, purchase and cancellation	9
7.	Taxation	10
8.	Undertakings	10
9.	Events of default	11
10.	Register and certificates	13
11.	Transmission and transfer	13
12.	Procedures for payment	14
13.	Rights of single or multiple Bondholders and Warrant Holders	14
14.	Remedies and waivers	14
15.	Severability	15
16.	Notices	15
17.	Governing law - Jurisdiction	16
List of Appendixes		17

Bonds Issue Agreement

This agreement (hereinafter referred to as the "Agreement") is entered into on 19 November 2021, by and between:

1.

Biopthytis S.A., a limited company (société anonyme) incorporated under the laws of France, with a share capital of EUR 25,814,647 having its registered office at 14, avenue de l’Opéra – 75001 Paris, France, registered under single identification number 492 002 225 RCS Paris, listed on the Euronext Growth organized multilateral trading facility under ISIN code FR0012816825, represented by Mr. Stanislas Veillet, in his capacity of chief executive officer (Président Directeur Général);

(hereinafter referred to as the "Issuer")

ON THE FIRST PART

AND

2.

Kreos Capital VI (UK) Limited, a private limited company incorporated under the laws of England, having its registered office at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered under identification number 11535385, represented by Mr. Maurizio Petitbon, duly authorised for the purposes hereof;

(hereinafter referred to as the "Subscriber" or "Kreos")

ON THE SECOND PART

Issuer and Subscriber being hereinafter referred to individually as a "Party"
and collectively as the "Parties".

Whereas

(A)	The Subscriber is a growth debt provider, the business of which consists in making investments in high technology and life science companies throughout Europe.
(B)

The Issuer is a French société anonyme, created in 2006, specializing in creating drugs to treat degenerative illnesses associated with aging for which no treatment is available to date. Its most advances programmes relate to sarcopenia (loss of muscle functionality) and age-related macular degeneration (armd).

(C)

In order to provide the Issuer with additional financial resources to fund its activities and pursue the development of its technology, the Subscriber and Kreos Capital VI (Expert Fund) L.P., a limited partnership incorporated under the laws of Jersey, having its registered office at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under identification number 2770, have respectively agreed to subscribe to straight bonds (obligations simples) (the "Bonds") and convertible bonds (obligations convertibles) to be issued by the Issuer for a cumulated nominal amount of up to ten million euros (EUR 10,000,000.00) (the "Issue") subject to and upon the terms and conditions of the subscription agreement entered into between the Subscriber, Kreos Capital VI (Expert Fund) L.P. and the Issuer on the date hereof (hereinafter referred to as the "Subscription Agreement").

(D)

The Parties have agreed upon the terms and conditions of the issue of Bonds as set forth herein, being specified that on 19 October, 2021 the Issuer’s board of directors (Conseil d’administration) (hereinafter referred to as the "Board of Directors") approved the terms of this Agreement and delegated its authority to the chief executive officer (Directeur Général) to execute this Agreement.

NOW, THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

1.	Definitions and interpretation
1.1	In this Agreement, unless the context otherwise specifically provides, the following expressions shall have the following meanings:
Affiliate

means:

(i)

when used with reference to a specified entity, any other entity controlling, that is controlled by, or is under common control with, such specified entity; for the purpose of this definition, control has the meaning set forth in article L. 233-3 of the French Commercial Code (Code de commerce); or

(ii)

any investment entity (Fund or other) which is controlled or managed by the same management company (or a subsidiary, a parent company or a subsidiary of the parent company) as the management company that manages or advises the relevant Investor (if such Investor is also an investment entity);

Agreement	shall have the meaning set forth in the preamble;
Board of Directors	has the meaning assigned in section (D) of the preamble hereof;
Bondholder

means the Subscriber, any transferee and any subsequent Person(s) entered in the securities register which the Issuer under this Agreement is required to maintain, as holder(s) of the Bonds and as may be represented by the Bondholders' Representative;

Bondholders' Representative

means (i) if all outstanding Bonds are held by a single Bondholder, regardless of whether a person or a company, that relevant Bondholder which shall personally exercise all the rights of the Bondholders' Representative that may be attributed to the Bondholders' Representative (représentant de la masse) by applicable statutory provisions and this Agreement or (ii) if all outstanding Bonds are held by more than one (1) Bondholder, any entity appointed by a general meeting of the Bondholders forming a single "masse", held for that purpose or otherwise in accordance with the provisions of the French Code de commerce (it being specified that such decision shall be notified by the Bondholders' Representative to the Issuer and the Bondholders by registered mail without any requirement to publish the decision with a journal d'annonces légales or the Bulletin d'annonces légales Obligatoires).

Bonds

means the non-convertible bonds (obligations within the meaning assigned in article L. 213-5 of the French Monetary and Financial Code) issued in Euros by the chief executive officer (Directeur Général) of the Issuer in accordance with this Agreement, being specified, for the sake of clarity, that “Bonds” under this Agreement shall have the same meaning as “Straight Bonds” under the Subscription Agreement;

Business Day	means a day (excepting Saturdays and Sundays) on which banks operate in Paris;
Change of Control	means the de-listing of the Issuer;
Discharge Date

means with respect to any drawdown under any Tranche, the 36th Repayment Date (or such date of actual early payment in case of a Prepayment or acceleration of the Bonds or more generally such earlier date or dates as the same shall become repayable in accordance with this Agreement and/or the Subscription Agreement);

Drawdown Date	means with respect to any Tranche, the day on which the Bonds are subscribed and paid up by the Subscriber;
Drawdown Notice	means a notice issued in the form of the Appendix 1 from Issuer requesting Subscriber to subscribe to Bonds in accordance with this Agreement;
Event of Default	means any of those events set out in Article 9 (Events of Default);
Final Redemption Date	means the date on which all amounts due under the Issue Documents have been unconditionally and irrevocably paid and discharged in full;
First Interest Payment Date	means with respect to any Tranche, the first Business Day of a calendar month being or following Drawdown Date;
Fund

means any regulated fund, investment firm or company, the management of which is taken care of by professional managers (including but not limited to FCPR, FCPI, FPCI, FPS, FIP, SCR, SLP and partnerships);

Group	means the Issuer and any Subsidiary of the Issuer from time to time;
Interest Payment	means interest payments due by the Issuer to the Subscriber pursuant to this Agreement;
Interest Payment Date	means with respect to any drawdown under any Tranche, the First Interest Payment Date, and then the first Business Day of each subsequent calendar month;
Issue	has the meaning ascribed to it in section (C) of the preamble hereof;
Issue Documents	has the meaning ascribed to this term in the Subscription Agreement;
Majority Bondholders	means, at any time, one or several Bondholders (whether present or represented) that hold at least 66⅔ per cent of the voting rights capable of being cast in Bondholders' general meetings.

Material Adverse Effect	means a material adverse effect on either the business / or the operations of the Issuer, and its ability to comply with any of its payment obligations under the Agreement;
M&A Process

means any contemplated transaction for the sale of substantially all of the assets, the sale or exchange of the majority of the share capital of the Issuer or the merger of the Issuer into another company;

Paying Agent

means, (i) if all outstanding Bonds are held by a single Bondholder, regardless of whether a person or a company, that relevant Bondholder or (ii) if all outstanding Bonds are held by more than one (1) Bondholder, any entity appointed by a general meeting of the Bondholders forming a single "masse", held for that purpose;

Person

shall mean and include an individual, a partnership, a corporation, a business trust, a joint stock company, a limited liability company, an unincorporated association or other entity and any domestic or foreign national, state or local government, any political subdivision thereof, and any department, agency, authority or bureau of any of the foregoing;

Prepayment	has the meaning ascribed to it in Article 6.3;
Register	has the meaning ascribed to it in Article 10.2;
Repayment Date

means with respect to any drawdown under any Tranche, for the first time, 1 April 2022 and then the 35 subsequent Interest Payment Dates (or the date of any Prepayment or acceleration of the Bonds or more generally such earlier date or dates as the same shall become repayable in accordance with this Agreement and/or the Subscription Agreement);

Security Documents

means any document entered into by any Person (including subsidiaries, if any) from time to time creating any Security Interest, directly or indirectly, for the obligations of the Issuer under the Subscription Agreement;

Security Interest

means any mortgage, charge, assignment, pledge, lien, hypothecation, encumbrance, priority or other security interest or any arrangement which has substantially the same commercial or substantive effect as the creation of security (except financial lease, “location financière” and capital lease “crédit-bail” unless as part of a lease-back agreement);

Subscriber(s)	means Kreos Capital VI (UK) Limited;
Subsidiary

means any person which would come to be directly or indirectly controlled by or under direct or indirect control of the Issuer. For purpose of this definition, control shall have the meaning ascribed to “contrôle” under article L.233-3 of the French Commercial Code);

Tax Deduction	has the meaning ascribed to it in Article 7.3;
Tranche(s)	means (i) individually Tranche A, B, C or D and (ii) collectively Tranches A and/or B; C, or D;

Tranche A	has the meaning ascribed to it in Article 2.2;
Tranche B	has the meaning ascribed to it in Article 2.3;
Tranche C	has the meaning ascribed to it in Article 2.4;
Tranche D	has the meaning ascribed to it in Article 2.5;

1.2	In this Agreement, except as otherwise provided or where clearly inconsistent in the light of the context:
(i)	words importing the singular include the plural and vice versa;
(ii)	words denoting gender include every gender;
(iii)	words denoting persons include bodies corporate or unincorporate;
(iv)	a section, clause, sub-clause or Appendix is to a section, clause, sub-clause or Appendix, as the case may be, of or to this Bonds Issue Agreement;
(v)	any provision of a statute shall be construed as a reference to that provision as amended, modified, re-enacted or extended from time to time;
(vi)

words and expressions in the French language defined in the French Commercial Code (Code de commerce) or the French Monetary and Financial Code (Code monétaire et financier) as amended shall bear the same meanings herein, and

(vii)	capitalised terms not defined herein shall have the meaning given to them in the Subscription Agreement.
1.3	The headings in this Agreement are for ease of reference only and shall not affect the construction of this Agreement.
1.4

Should any conflicts occur between this Agreement and the Subscription Agreement or any of the Issue Documents entered into between the parties, the Parties agree that the Subscription Agreement’s provisions shall prevail.

2.	Issue of the Bonds and subscription
2.1

On or prior to the date of this Agreement, in accordance with the provisions of article L. 228-40 of the French Commercial Code (Code de commerce), the Board of Directors authorized the issuance by the Issuer of up to seven million seven hundred and fifty thousand (7.750,000) Bonds of a nominal value of EUR 1.00 each in registered form, exclusively reserved to the Subscriber, to be subscribed in four Tranches. The Bonds which will be issued by the Company constitute securities that confer certain rights within the meaning of article L. 213-5 of the French Monetary and Financial Code (Code monétaire et financier) to the Subscriber (and to any subsequent Bondholder) as from their subscription.

2.2	Tranche A

Subscriber will subscribe to a first tranche ("Tranche A") of a maximum of one million two hundred and fifty thousand (1,250,000,000) Bonds in one or several drawdown(s) of no less than EUR 500,000.00, subject to the conditions precedent set forth in Article 3 of the Subscription Agreement, pursuant to a Drawdown Notice in accordance with the template attached as Appendix 1 hereto.

2.3	Tranche B

Subscriber (or any of its Affiliates) will subscribe to a second tranche ("Tranche B") of a maximum of two million (2,000,000,000) Bonds in one in one or several drawdown(s) of no less than EUR 666,667.00 subject to the conditions precedent set forth in Article 4 of the Subscription Agreement, pursuant to a Drawdown Notice in accordance with the template attached as Appendix 1 hereto.

2.4	Tranche C

Subscriber will subscribe to a third tranche ("Tranche C") of a maximum of two million five hundred thousand (2,500,000,000) Bonds in one or several drawdown(s) of no less than EUR 1,000,000.00, subject to the conditions precedent set forth in Article 4 of the Subscription Agreement, pursuant to a Drawdown Notice in accordance with the template attached as Appendix 1 hereto.

2.5	Tranche D

Subscriber will subscribe to a fourth tranche ("Tranche D") of a maximum of two million (2,000,000,000) Bonds in one or several drawdown(s) of no less than EUR 1,000,000.00, subject to the conditions precedent set forth in Article 4 of the Subscription Agreement, pursuant to a Drawdown Notice in accordance with the template attached as Appendix 1 hereto.

2.6

Subscription of the Bonds will be wholly paid up by the Subscriber (or any of its Affiliates), by bank transfer, to the following Issuer’s account (or any other bank account as notified to the Subscriber in a Drawdown Notice):

Bank Name:	Banque Neuflize OBC - 3, avenue Hoche, 75008 Paris, France
Account Name:	Biophytis SA
IBAN:	FR76 3078 8001 0008 7421 1000 162
SWIFT:	NSMBFRPPXXX

Concurrently with such transfer, the Subscriber shall send to the Issuer a subscription form substantially in accordance with the template attached as Appendix 2 hereto.

3.	Purpose of the Issue
3.1

The Issuer shall use the proceeds of Tranche A and Tranche B to provide the Issuer with additional financial resources to fund its activities and pursue the development of its technology, and agrees that it will not use the whole or any part of the proceeds of the Issue in contravention of any applicable law.

3.2	Without prejudice to the above, the Subscriber shall not be under any obligation to monitor the use of the proceeds of the Issue.
4.	Ranking

Each of the Bonds shall rank pari passu equally and rateably inter se and with the Convertible Bonds without any discrimination or preference and as direct, unconditional (subject to condition 3(i) of the Subscription Agreement), unsubordinated obligations (subject to such exceptions as are mandatory from time to time under French law), secured as set out in the Security Documents, being expressly specified that any obligations and liabilities of the Issuer under this Agreement shall fall in the scope of secured obligations (obligations garanties) as defined in the Security Documents, and that any existing loans between the Issuer and any Subsidiary (as defined in the Subscription Agreement) will be subordinated to and rank after the rights and interests created by the Issuer in favour of the Bondholder(s) under the Issue Documents.

5.	Interest
5.1

Interest on each drawdown under each Tranche shall accrue on the principal moneys outstanding on the relevant Bonds at a fixed interest rate of ten per cent (10.00%) per annum, payable in cash, in a number of instalments equal to thirty six, increased by the number of Interest Payment Dates elapsed between the First Interest Payment Date and 31 March 2022, as set out in the payment schedule attached as Appendix 5.1, commencing with fixed interest payments until 31 March 2022, and followed by thirty six (36) decreasing interest payments based on a 3.2001 % repayment rate on the outstanding nominal and interest, as set out in column 8 (Interest) of the payment schedule attached as Appendix 5.1.

5.2

In the event any amount is drawn prior to the first day of any month, interest shall accrue on moneys outstanding as of their effective transfer date to Issuer until the First Interest Payment Date (on the basis of a daily 1/30th of the monthly fixed interest payment set out in Article 5.1). The Issuer expressly acknowledges that, on the relevant date of effective transfer of the funds, such amount shall constitute a due and payable receivable of the Subscriber toward the Issuer, and shall be paid by set-off with the funds to be transferred by Subscriber to Issuer.

5.3

To the extent interest is not paid for at least one (1) year on any Interest Payment Date, further interest shall accrue on any such interest not so paid in accordance with article 1343-2 of the French Civil Code (Code civil) at the rate specified in Article 5.6 hereunder. Interest shall be calculated on the basis of a three hundred and sixty-five (365) day year and shall be deemed to accrue on the Bonds from day to day.

5.4

Each interest payment shall be made to the Paying Agent (for the account of the Bondholders), on each Interest Payment Date before 11:00 AM CET, and the Bondholder(s) shall be deemed, for the purposes of this Agreement, to be the holder(s), on such date for payment of interest, of the Bonds held by it (them) on such preceding date notwithstanding any intermediate transfer or transmission of any such Bonds.

5.5

Interest on the principal moneys outstanding on any Bonds becoming repayable pursuant to any provision hereof shall cease to accrue as from the due date for repayment of such principal moneys unless repayment of any such principal moneys and/or payment of any such interest is not effected in which event interest shall continue to accrue at the rate specified in Article 5.6 on the amount which remains unpaid until actual payment in full of such principal moneys and interest is made.

5.6

Should the Issuer fail to pay any outstanding nominal amount (including the amount payable by Issuer under article 10.4 of the Subscription Agreement) on its due date for payment under this Agreement, the Issuer shall pay interest on such sum from the due date up to the date of actual payment (as well after as before judgment) at a rate which shall be the aggregate of (a) 300 basis points per annum (3.00 percent per annum), and (b) the interest rate set out under Article 5.1 above.

6.	Repayment, purchase and cancellation
6.1

The Issuer shall repay the Bonds drawn pursuant to a Drawdown Notice at their principal amount on a monthly basis, in thirty-six (36) increasing repayments commencing on 1 April 2022, being specified that each instalment is due in advance, on each Repayment Date in accordance with the payment schedule attached as Appendix 5.1, the last actual repayment from the Issuer having to occur on the 35th Repayment Date as an effect of Article 6.5.

6.2	The repayments shall be made net to the Paying Agent (for the account of the Bondholders) pursuant to Article 7.
6.3

The Issuer shall have the right, at any time subject to a thirty (30) days prior notice to Subscriber, to prepay or purchase the Bonds, exclusively in whole and concurrently with the Convertible Bonds (a "Prepayment"). The Prepayment shall be equal to the aggregate undiscounted principal outstanding amount with respect to the Convertible Bonds and the Bonds, plus any fees payable under the Subscription Agreement, plus the sum of future interest repayments discounted by ten percent (10.00%).

The Prepayment notice may be served any time but at the latest on 30 November 2024 and may not be served as long as any M&A Process relating to the Issuer and involving a formal letter of intent is ongoing.

6.4	Any Bonds repaid or purchased by the Issuer shall be cancelled and the Issuer shall not be entitled to use such issued Bonds for the purposes of re-issue or to re-issue the same.
6.5

Notwithstanding any contrary provision in this Agreement, the amount of the last instalment (including principal and interest) under each Tranche shall be paid in advance by the Issuer which acknowledges that such amount constitutes a due and payable receivable on the Subscriber, by set-off with the funds to be transferred by Subscriber to Issuer on each Drawdown Date. As a result of such payment, the Subscriber acknowledges that the Issuer holds a due and payable receivable on the Subscriber which shall be set-off with the payment of the last instalment.

7.	Taxation
7.1

The Parties agree that no withholding tax shall be levied on interest and other revenues in respect of the Bonds subscribed by the Subscriber since (i) the Subscriber is located outside France and (ii) no payment will be made in a non-cooperative jurisdiction within the meaning of article 238-0 A of the French tax code, other than those mentioned in article 238-0 A, 2°. 2 bis of the same code ("NCJ").

7.2	The Subscriber shall provide the Issuer with the tax residence statement as the case may be required by the laws of France.
7.3

Except where directly caused by the Subscriber (including the change of tax residence, absence of delivery of the tax residence statement referred to in Article 7.2), in the event that it is required that payments of principal or interest in respect of the Bonds be subject to withholding or deduction in respect of any taxes or duties whatsoever (a "Tax Deduction"), the Issuer will pay such additional amounts as may be necessary so that the Subscriber, after such withholding or deduction, receive the full amount due to the Subscriber. For that purpose, the amount of interest due to the Subscriber shall be increased in order that the net amount received by the Subscriber after the required withholding or deduction shall equal the amount that would have been received, had such withholding or deduction not been made, it being specified that no additional payment shall be made should the Subscriber benefit from a reimbursement of such Tax Deduction. The provisions of this Article 7.3 shall not apply if (i) any regulation applicable in the country of residence of the Issuer prohibits the Issuer from assuming the charge of the Tax Deduction, and/or (ii) the Tax Deductions which represent a tax credit, or can be used as a deduction or offset against the Subscribers’ tax.

7.4

However, the Issuer will not be required to pay any such additional amounts with respect to any Bond to the Subscriber (or to a third party on behalf of the Subscriber) who is liable to such taxes or duties in respect of such Bond by reason (A) of his having some connection with France other than merely being the holder of the Bond, (B) of his being a shareholder of the Issuer or (C) in respect of any withholding or deduction that is levied solely on account of the relevant payments being made to a person domiciled, or acting through an office located, in a NCJ, or to an account held in a financial institution located in a NCJ (as such list is amended from time to time).

8.	Undertakings

The Issuer undertakes, as from the date of this Agreement and until any amount is or may be outstanding under this Agreement, to comply with the commitments set forth in of the Subscription Agreement, including but not limited to those contained in Article 5 (Commitments).

9.	Events of default

Each of the following events, facts or circumstances constitutes an Event of Default, unless otherwise agreed and/or waived by the Majority Bondholders and the Issuer:

9.1	Non-payment

The Issuer fails, after being notified by the Subscriber, to pay in full on the due date any sum due from it under this Agreement in the currency and in the manner specified in this Agreement save where such payment is made within five (5) Business Days of the due date and such failure is solely due to an administrative or systems error in the transmission of funds;

9.2	Breach of financial information obligations

The Issuer fails to duly perform or comply with any of the financial information obligations expressed to be assumed by it in Article 5.2 of the Subscription Agreement and where such non-performance or non-compliance is capable of remedy, has not been remedied within ten (10) Business Days of the notice of that breach by the Subscriber to the Issuer;

9.3	Breach of other obligations

The Issuer fails to duly perform or comply with any other material obligation expressed to be assumed by it in any of the Issue Documents to which it is a party and where such non-performance or non-compliance, is capable of remedy, has not been remedied within ten (10) Business Days of the notice of that breach by the Subscriber to the Issuer;

9.4	Breach of ranking obligations

The Issuer is in breach of the ranking obligations under Article 5.1.8 (Commitments) of the Subscription Agreement and/or Article 4 (ranking) of this Agreement.

9.5	Cross-default

Any indebtedness of the Issuer exceeding two hundred and fifty thousand euros (€250,000), including, but not exclusively, as a result of any loan taken out, any bond agreement entered into, or any lease agreement entered into as the lessee, is not paid when due or within any applicable grace period, any indebtedness of the Issuer is declared to be or otherwise becomes due and payable before its specified maturity as a result of an event of default, or any creditor of the Issuer become entitled to declare indebtedness of the Issuer, due and payable before its specified maturity as a result of an event of default, except where (i) such event of default results from a breach of its obligations by a business counterparty or (ii) a business counterpart is a provider of the Issuer, and the absence of payment is made in the ordinary course of business and does not exceed ten (10) Business Days;

9.6	Insolvency

If and when applicable, the Issuer is unable to pay its debts as they fall due, with its available assets ("état de cessation des paiements") or otherwise admits its inability to pay its debts as they fall due, or commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness, or makes a general assignment for the benefit of, or a composition with, its creditors, whether or not through the appointment of an administrator ("administrateur judiciaire" ou "liquidateur judiciaire"), in the framework of a conciliation or safeguard procedure.

9.7	Cessation of business

If the Issuer ceases to carry on the business it carries on at the date hereof as mentioned in section (B) of the preamble hereof, or enters into any new business that is not directly related to such business;

9.8	Change of control

Unless otherwise agreed by the Subscriber, which opinion shall be delivered within ten (10) Business Days from the receipt by the Subscriber of a notification informing him of the potential Change of Control and the circumstances thereof, there is a Change of Control of the Issuer;

9.9	Validity of agreement

At any time any act, condition or thing required to be done, fulfilled or performed by it in order:

(i)	to enable the Issuer lawfully to enter into, exercise its rights under or perform the obligations expressed to be assumed by it in the Issue Documents to which it is a party;
(ii)	to ensure that the obligations expressed to be assumed by the Issuer in the Issue Documents to which it is a party are and remain legal, valid and binding;
(iii)	to make the Issue Documents to which it is a party admissible in evidence in France;

is not done, fulfilled or performed within any time available to ensure compliance with the same;

9.10	Unlawfulness

If, at any time it is or becomes unlawful for the Issuer to perform or comply with any or all of its material obligations under the Issue Documents or if any of the material obligations of the Issuer under the Issue Documents are not, or cease to be, legal, valid and binding;

9.11	Material adverse change

The occurrence of any facts, circumstances event which have or which can reasonably be considered as likely to have a Material Adverse Effect (including (i) any payment default or event or circumstance occurs which, with the giving of notice, lapse of time, determination of materiality, the fulfillment of any other applicable condition or any combination of the foregoing constitutes a default (howsoever described) under any contract (including, without limitation, any leasing contracts) to an extent or in a manner which will have or which can reasonably be considered as likely to have a Material Adverse Effect, or (ii) any litigation, arbitration or administrative proceedings are commenced which give grounds in the reasonable opinion of an independent lawyer appointed by both parties for belief that a Material Adverse Effect will result there from); it being understood that as from the day the notice of that circumstance is given by the Subscriber to the Issuer, a ten (10) Business Day period of grace during which the Subscriber does not seek the repayment of the sums owed by the Issuer under the Issue Documents nor enforce any of its Security Interest is then granted to the Issuer in order for him, or as the case may be, its shareholders, either (i) to organize the repayment of these sums or (ii) to take all necessary actions which in the sole reasonable opinion of the Subscriber are of nature to enable the Issuer to continue to perform the Agreement in all its material provisions until the Final Redemption Date;

9.14	Occurrence of an Event of Default

In case an Event of Default has occurred, or, in the event remedial periods are provided herein, is continuing after such remedial periods has elapsed, the Bondholders' Representative (acting on the instructions of the Majority Bondholders) may notify such Event of Default to the Issuer and at its discretion, decide that all moneys outstanding under the Bonds shall become immediately repayable and all interest accrued but unpaid shall become immediately payable, together with any other sums then owed by the Issuer under any Issue Documents, subject to Subscriber (or in case of a “masse”, the Bondholders' Representative (acting on the instructions of the Majority Bondholders)) giving written notice to the Issuer to that effect  (an "Acceleration Notice") no sooner than five (5) Business Days from notification of the Event of Default, provided, where such Event of Default may be remedied, that has not been remedied to the reasonable satisfaction of the Subscriber.

10.	Register and certificates
10.1

In accordance with article L. 211-3 of French Monetary and Financial Code (Code monétaire et financier), the Bonds shall be held in registered form (forme nominative) and will be compulsorily recorded in securities accounts and records held by the Issuer or the authorized intermediary, as the case may be.

10.2

Consequently, the Subscriber and any subsequent Bondholder rights will be represented in book entry form (inscription en compte) opened in their name on the corporate register (the "Register") which will be held by an authorized agent.

10.3

No physical document evidencing title to the Bonds (including representative certificates pursuant to article R. 211-7 of the French Monetary and Financial Code (Code monétaire et financier) will be issued to represent the Bonds.

10.4

In accordance with articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code (Code monétaire et financier), and subject to Article 11 of this Agreement, transfer of the Bonds will be made by transfer from one account to another, and the transfer of ownership of the Bonds will occur upon their book entry in the acquirer’s securities account, and pursuant to the terms and conditions provided herein.

11.	Transmission and transfer
11.1

The Bonds shall not be transferrable by the Subscriber, except (i) with the prior written consent of the Issuer or (ii), without the prior consent of the Issuer, (a) to an Affiliate of the Subscriber or (b) as part of a transfer of the Bondholder’s global asset portfolio of securities or of the healthcare branch of such portfolio of securities. Transfers of the Bonds shall be effected by an instrument in writing in the usual common form signed by the transferor and shall be notified to the Issuer at the latest thirty (30) Business Days prior to the transmission or transfer. Such notice shall include the specific identity of the transmittee(s) or transferee(s) and, the identity of the controlling shareholder(s), and a confirmation from the transmittee(s) or transferee(s) of its adhesion to the terms of this Agreement.

11.2

Every instrument of transfer must be left at the Issuer's registered office accompanied by the transfer form of the Bonds to be transferred to prove the title of the transferor or his right to transfer the Bonds and, if the instrument shall be executed by some other person on behalf of the transferor, the authority of that person so to do.

11.3

To be effective vis-à-vis the Issuer and third parties, any transfer of Bonds shall be registered in the Register kept by the Issuer and the transferor of any Bonds shall be deemed to be the holder of such Bonds until the name of the transferee is entered into the securities accounts in respect thereof. The Issuer shall, within ten (10) Business Days of receipt of documents reasonably necessary to effect a transfer of the Bonds, enter the name of the transferee in the Register.

11.4

No fee may be charged to the Subscriber upon subscription of the Bonds and in connection with the initial registration of the Bonds or other document relating to or affecting the original title to any Bonds.

11.5

Any transferee that becomes a Bondholder, by whatever means and for whatever reason, shall have the benefit of, and be subject to, all of the rights and obligations arising under this Agreement as regards Bonds.

11.6

The Bonds shall not be offered to the public for subscription or purchase and shall not be capable of being dealt in on any stock exchange and no application shall be made to any stock exchange for permission to deal in or for an official or other quotation for the Bonds.

12.	Procedures for payment

Any principal, interest or other moneys repayable or payable hereunder on or in respect of any Bonds may be paid by transfer to the bank account designated in writing by the Subscriber.

At the time of Issue, this account shall be:

Bank Name:	SVB
Account Name:	Kreos Capital VI (UK) Ltd
IBAN:	GB62SVBK62100020187092
SWIFT:	SVBKGB2L

13.	Rights of single or multiple Bondholders
13.1

In accordance with the provisions of article L. 228-46 of the French Commercial Code (Code de commerce), when the Bonds are held by several holders, the holders of Bonds shall automatically form, for the defence of their common interests, a collective body of holders with a legal personality. For the avoidance of doubt, it is specified that regardless of their date of issuance (i.e. as part of Tranche A, B, C or D), any Bonds issued pursuant to this Agreement shall be part of the same collective body (Masse) for the purpose of article L. 228-46 of the French Commercial Code (Code de commerce).

13.2

Where applicable, the rights of several Bondholders will be governed, in addition to this Agreement, by the provisions of the French Commercial Code (Code de commerce), applicable to the Masse, in particular as to representation and voting procedures.

13.3	All decisions made by the Bondholder(s) in accordance with this Article 13 of this Agreement shall be recorded in a register of the holders’ decisions held by the Bondholders' Representative.
14.	Remedies and waivers
14.1

No failure, delay or other relaxation or indulgence on the part of any of the Parties to exercise any power, right or remedy shall operate as a waiver thereof nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

14.2	All rights of the Subscriber contained in this Agreement are in addition to all rights vested or to be vested in it pursuant to the other Issue Documents, common law or statute.
14.3

Each Party hereby acknowledges that the provisions of article 1195 of the French Civil Code (Code civil) shall not apply to it with respect to its obligations under the Issue Documents and that it shall not be entitled to make any claim under article 1195 of the French Civil Code (Code civil).

15.	Severability
15.1

Each of the provisions of this Agreement and any Issue Document is severable and distinct from the others and if at any time one or more of such provisions is or becomes invalid, illegal or unenforceable the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

15.2

In such case, the Issuer shall do its best effort take appropriate actions to replace such provision with an economically equivalent provision which is valid, legal and enforceable, such commitment being, for the avoidance of doubt, a material commitment.

16.	Notices
16.1

All notices, demands or other communications under or in connection with this Agreement may be given by letter, facsimile, or e-mail addressed to the person at the address identified with its signature below.

To Issuer:	Biophytis S.A.
To the attention of Mr. Stanislas Veillet
Président Directeur Général
and Madame Evelyne Nguyen
Directeur administratif et financier
14, avenue de l’Opera
75001 Paris

E-mail: stanislas.veillet@biophytis.com and evelyne.nguyen@biophytis.com

With copy (for information purposes) to:

Monsieur Marc Fredj
Avocat associé
Reed Smith LLP
112, avenue Kléber
75116 Paris

E-mail: mfredj@reedsmith.com
Fax: 01.76.70.41.19

To Subscriber:	Kreos Capital VI (UK) Ltd.
To the attention of Mr. Maurizio Petitbon
5th Floor, 25-28 Old Burlington Street
London W1S 3AN
United Kingdom

Email: maurizio@kreoscapital.com
Fax: +44 20 7409 1034

With copy (for information purposes) to:

Monsieur Laurent Cavallier
Avocat associé
Reinhart Marville Torre

58, avenue Kleber
75116 Paris

E-mail: cavallier@rmt.fr
Fax: +33 (0)1 53 96 04 20

16.2	Any such communication will be deemed to be given as follows:
(i)	if personally delivered, at the time of delivery, as documented by a receipt;
(ii)

if by letter, on the date entered by the addressee on the receipt in the case of delivery by hand or on the date when delivery is first attempted in the case of a recorded delivery letter with acknowledgement of receipt; and

(iii)	if by facsimile transmission or e-mail during the business hours of the addressee then on the day of transmission, otherwise on the next following Business Day.
16.3

In proving such service it shall be sufficient to prove that personal delivery was made or that such letter was properly stamped first class, addressed and delivered to the postal authorities or in the case of facsimile transmission or other comparable means of communication that a confirming hard copy was provided promptly after transmission.

17.	Governing law - Jurisdiction
17.1	This Agreement is governed by and shall be construed in accordance with French law.
17.2	Any dispute concerning the validity, interpretation or performance of this Agreement will be submitted to the Tribunal de commerce (commercial court) of Paris.

/s/ Stanislas Veillet	/s/ Maurizio Petibon
Biophytis S.A.	Kreos Capital VI (UK) Limited
Mr. Stanislas Veillet	Mr. Maurizio Petitbon

List of Appendixes

Appendix 1	Agreed form Drawdown Notice
Appendix 2	Agreed form subscription form
Appendix 5.1	Amortization and repayment schedule – Tranche A

Appendix 1

Agreed form Drawdown Notice

DRAWDOWN NOTICE

Drawdown No. 1

Dated [●]

between

Kreos Capital VI (UK) Limited	Biophytis S.A.
the (“Subscriber”)	the (“Issuer”)

This Drawdown Notice forms a Schedule to the Bonds Issue Agreement entered into between the Subscriber and the Issuer dated 19 November (the “Bonds Issue Agreement”)

The Subscriber has granted the Issuer a facility of a maximum amount of EUR 7,750,000 (the “Facility”) pursuant to the terms and conditions set out in the Bonds Issue Agreement and attached Schedules.

Words and expressions in this Drawdown Notice shall have the same meanings as in the Bonds Issue Agreement.

PART 1

Details

Total Facility	EUR	7,750,000.00
Amount of Facility utilised under previous Drawdown Notice(s)	EUR	0.00
Amount of Facility to be drawn down pursuant to this Drawdown Notice	EUR	[●]
Balance available for drawdown under future Drawdown Notices	EUR	0.00
Tranche
Term	[●] months
Bank Account Details for remittance of funds
Bank Name: [●] Bank Address: [●] Beneficiary Name: Biophytis S.A. IBAN: [●] SWIFT/BIC: [●]
Anticipated Drawdown Date (a Business Day no later than the Date of Expiry of the Facility)	[●] 2021

The principal of the Bonds will be repaid and interest shall be paid monthly in accordance with the Repayment Schedule included in the Bonds Issue Agreement.

We confirm that:

(a)

the representations and warranties made by us in the Subscription Agreement entered into between the Issuer and Subscriber dated 19 November 2021 are true and accurate on the date of this Drawdown Notice as if made on such date; and

(b)	no Event of Default has occurred and is continuing or would result from the delivery of this Drawdown Notice.

for and on behalf of
Biophytis S.A.

Authorised Signatory………………

Name ………………………………….

Dated [●]

PART 2

Repayment Schedule (all amounts are in EUR)

Payment Due	Fees	Advance Payment	Capital	Interest	Total

Instalments Payable to:

Bank Name:	[●]
Bank Address:	[●]
Account Name:	[●]
IBAN:	[●]
SWIFT:	[●]

Appendix 2

Agreed form subscription form

Appendix 5.1

Amortization and repayment schedule example